Oracle Corporation	2300 Oracle Way Austin, Texas 78741	phone (737) 867-1000

June 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-5546

Attn:	Robert S. Littlepage, Accounting Branch Chief

Lisa Etheredge, Senior Staff Accountant

Re:	Oracle Corporation

Form 10-K for the Fiscal Year Ended May 31, 2020

Filed June 22, 2020

Form 10-Q for the Period Ended February 28, 2021

Filed March 11, 2021

File No. 001-35992

Dear Mr. Littlepage and Ms. Etheredge:

This letter responds to the comments set forth in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Safra Catz, Chief Executive Officer of Oracle Corporation (“Oracle” or “we”) dated May 25, 2021, regarding Oracle’s Annual Report on Form 10-K for the fiscal year ended May 31, 2021 and Oracle’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2021.

Form 10-K for the Year Ended May 31, 2020

Audited Consolidated Financial Statements

Note 1. Organization and Significant Account Policies, page 74

1.

You disclose on page 78 that your remaining performance obligations were $37 billion as of May 31, 2020 and 62% of that amount is expected to be recognized as revenue over the next 12 months. We also note similar disclosure on page 9 of your Form 10-Q for the period ended February 28, 2021. Please revise to disclose (either quantitatively using relevant time bands or qualitatively) when the remaining portion will be recognized. Please refer to ASC 606-10-50-13.

Response: In future filings, we will include additional disclosure as to when the remaining portion of Oracle’s remaining performance obligations will be recognized.

Form 10-Q for the Period Ended February 28, 2021

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 40

2.

In your earnings conference call on March 10, 2021, management mentioned that the Company planned to invest "aggressively" during the fourth quarter of fiscal 2021 in both operating expenses and capital expenditures to address capacity constraints and prepare for an anticipated increase in cloud consumption. Management also indicated on the call that capital expenditures were expected to be $1 billion during the fourth quarter of 2021, which is a material increase compared to the $1.3 billion in capital expenditures incurred during the first nine months of fiscal 2021. There did not appear to be any mention of capacity constraints or planned additional expenditures in your MD&A for the period ended February 28, 2021. Please revise future filings to address the capacity issues encountered, address how these additional investments impacted your operating performance and cash flows for both the fourth quarter 2021 and fiscal year 2021. Please describe the extent to which you anticipate these trends will continue in future periods. Please refer to Item 303 of Regulation S-K.

Response: We advise the Staff that the impacts of capacity constraints on Oracle’s results of operations and cash flows for the periods ended February 28, 2021 were not material. The majority of Oracle’s investments for the fourth quarter of fiscal 2021 as disclosed by Oracle’s management on its March 10, 2021 earnings conference call were in anticipation of an increase in customer cloud consumption. To the extent that Oracle experiences capacity constraints and any related capital investments that materially affect, or in the future are reasonably likely to materially affect, Oracle’s results of operations and cash flows during the fourth quarter of fiscal 2021 and/or in future periods, Oracle will include a discussion about such capacity constraints and any related capital investments and their impacts on Oracle’s revenues, expenses and cash flows for the affected periods.

If you have any further questions, please contact myself or Brian Higgins, Vice President, Associate General Counsel and Secretary, both at (650) 506-7000.

Very truly yours, /s/ William Corey West William Corey West Executive Vice President, Chief Accounting Officer

cc:	Safra Catz, Chief Executive Officer, Oracle Corporation
Dorian Daley, Executive Vice President and General Counsel, Oracle Corporation
Brian Higgins, Vice President, Associate General Counsel and Secretary, Oracle Corporation
Kimberly Woolley, Vice President, Assistant General Counsel and Assistant Secretary, Oracle Corporation
Scott Gawel, Senior Vice President, Corporate Controller, Oracle Corporation